Free Writing Prospectus

Dated September 6, 2023

Filed Pursuant to Rule 433

Registration Statement No. 333-255655

News Release

Amkor Technology Announces Secondary Offering of 10 million Shares of Common Stock by the Kim Family

TEMPE, Ariz. – September 6, 2023—Amkor Technology, Inc. (Nasdaq: AMKR) (“Amkor” or the “Company”), a leading provider of semiconductor packaging and test services, today announced that 915 Investments, LP (the “selling stockholder”) intends to offer 10,000,000 shares of the Company’s common stock (“Common Stock”) in a secondary underwritten public offering. The selling stockholder is an investment vehicle for members of the family of James J. Kim, the founder and Executive Chairman of the Board of Directors of Amkor (the “Board”), and Susan Y. Kim, the Executive Vice Chairman of the Board. The selling stockholder also intends to grant the underwriters a 30-day option to purchase up to an additional 1,500,000 shares of Common Stock. All of the shares in the offering will be sold by the selling stockholder. The Company will not receive any proceeds from the sale of the shares by the selling stockholder. Members of the Kim family and their affiliates will continue to own a majority of Amkor’s shares following the sale.

The selling stockholder expects to enter into a lock-up agreement under which it will agree that neither the selling stockholder nor any of its direct or indirect affiliates, other than the Company and its subsidiaries, will sell, or otherwise transfer or dispose of, any of its remaining shares of Common Stock for a period of 365 days after the date of the final prospectus, subject to certain exceptions. The Company expects to enter into a clear market provision pursuant to which it will agree not to offer or otherwise sell shares of Common Stock for a period of 60 days after the date of the final prospectus, subject to certain exceptions.

J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC are serving as joint lead bookrunning managers and as representatives of the underwriters for the offering. Goldman Sachs & Co. LLC and Guggenheim Securities, LLC are also serving as joint bookrunners for the offering. B. Riley Securities, Inc., D.A. Davidson & Co., KeyBanc Capital Markets Inc. and Needham & Company, LLC are serving as co-managers for the offering.

The Company has filed an effective shelf registration statement including a prospectus and a preliminary prospectus supplement with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus and preliminary prospectus supplement in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company, the selling stockholder and this offering. You may obtain these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the preliminary prospectus supplement if you request them by contacting J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or by telephone at (866) 803-9204, or by email at prospectus-eq_fi@jpmchase.com; or Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014 or by email at prospectus@morganstanley.com.

This announcement does not constitute an offer to sell or a solicitation of an offer to buy any of the shares, nor shall there be any offer, solicitation or sale in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

About Amkor Technology, Inc.

Amkor Technology, Inc. is the world’s largest US headquartered OSAT (outsourced semiconductor assembly and test). Since its founding in 1968, Amkor has pioneered the outsourcing of IC packaging and test services and is a strategic manufacturing partner for the world’s leading semiconductor companies, foundries, and electronics OEMs. Amkor provides turnkey services for the communication, automotive and industrial, consumer, and computing industries, including but not limited to smartphones, electric vehicles, wearables, data centers and artificial intelligence. Amkor’s operational base includes production facilities, product development centers and sales and support offices located in key electronics manufacturing regions in Asia, Europe and the United States.

Forward-Looking Statement Disclaimer

This announcement contains forward-looking statements within the meaning of federal securities laws. All statements other than statements of historical fact are considered forward-looking statements. These forward-looking statements involve a number of risks, uncertainties, assumptions and other factors that could affect future results and cause actual results and events to differ materially from historical and expected results and those expressed or implied in the forward-looking statements, including, but not limited to, that there can be no assurance that the offering of the shares will be consummated. Other important risk factors that could affect the outcome of the events set forth in these statements are discussed in the Company’s Annual Report on Form 10-K for the year ended December 31, 2022, and in its subsequent filings with the SEC made prior to or after the date hereof. The Company undertakes no obligation to review or update any forward-looking statements to reflect events or circumstances occurring after the date of this announcement.

Jennifer Jue

Vice President, Investor Relations and Finance

480-786-7594

jennifer.jue@amkor.com

Source: Amkor Technology, Inc.